Exhibit 1.01

Conflict Minerals Report

NACCO Industries, Inc. (“NACCO”) is a holding company with the following principal businesses: mining, small appliances and specialty retail. NACCO’s wholly owned subsidiary, Hamilton Beach Brands, Inc. (“Hamilton Beach” also referred to as the “Company”), is a leading designer, marketer and distributor of small electric household appliances, as well as commercial products for restaurants, bars and hotels.
The term “conflict mineral” is defined in Section 1502(e)(4) of the Dodd-Frank Act as (A) columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted); or their derivatives; or (B) any other mineral or its derivatives determined by the Secretary of State of the United States of America to be financing conflict in the Democratic Republic of the Congo (“DRC”) or an adjoining country.
Certain products sold by Hamilton Beach contain necessary conflict minerals.
Part I. Due Diligence
Reasonable Country of Origin Inquiry
Hamilton Beach has performed a reasonable country of origin inquiry (RCOI) with all of its product suppliers and their respective vendors when known to Hamilton Beach. The Company’s RCOI process was designed to include 100% of parts and materials necessary to the functionality or production of products sold by the Company in 2013.
The affected suppliers and their vendors were contacted, provided with Hamilton Beach’s conflict minerals policy and requested to provide conflict minerals data in the Electronic Industry Citizenship Coalition, Incorporated and Global e-Sustainability Initiative (“EICC-GeSI”) Conflict Minerals Reporting Template. 45 affected suppliers and original manufacturers were contacted and 43 replied with some conflict minerals data.
These suppliers and their vendors provided the names of 1149 refiners or smelters (herein referred to as “smelters”) with facilities used to process conflict minerals. After correction, review and elimination of alternate names, 126 of these smelters were identified as conflict minerals smelters consistent with the smelter definitions proposed by the Electronic Industry Citizenship Coalition (EICC) and member companies and the audit protocols published by the Conflict Free Smelter (CFS) Program.
Of these 126 smelters, Hamilton Beach identified nine smelters as either sourcing conflict minerals from the DRC or surrounding regions or the Company had reason to believe they may have sourced conflict minerals from the DRC or surrounding regions. This assessment was based on information obtained directly from the smelters and other public information available at the time of the RCOI.
In accordance with the SEC final rules, Hamilton Beach exercised due diligence on the conflict minerals’ source and chain of custody and followed a nationally or internationally recognized due diligence framework.
Due Diligence Process

Design of Due Diligence

The Company’s due diligence measures have been designed to conform, in all material respects, to the framework in The Organization for Economic Cooperation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and the related Supplements for gold, tin, tantalum, and tungsten. Hamilton Beach has adopted all five steps of the OECD Guidance.
Conflict Minerals Policy

Hamilton Beach has adopted the following conflict minerals policy:

CONFLICT MINERALS

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Hamilton Beach will comply with the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Act) and regulations enacted pursuant to the Act for sourcing Conflict Minerals and supply-chain due diligence according to the Organization for Economic Cooperation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas. “Conflict minerals” are defined as columbite-tantalite, cassiterite, gold, wolframite, or their derivatives, and any other mineral/derivatives determined by the US Secretary of State to finance conflict in the Democratic Republic of the Congo or any adjoining country (the DRC).

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Hamilton Beach is committed to sourcing components and materials from companies that share our values regarding respect for human rights, integrity and environmental responsibility. We will neither tolerate nor in any way facilitate the serious abuse of human rights associated with the extraction, transportation and trading of conflict minerals in the DRC.

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To this end, Hamilton Beach has developed processes and procedures to comply with the Act, which include communicating our conflict minerals requirements to our suppliers and working with them to comply with the Act. In turn, each supplier is to inform its supply chain of our requirements and perform the necessary due diligence to ascertain the source of any conflict minerals in the products it provides to us.

•	For more information, contact Hamilton Beach at conflictminerals@hamiltonbeach.com

The Company’s policy is publicly available on its website at http://www.hamiltonbeach.com/social-accountability-policy.html.

Step 1	Establish Strong Company Management Systems

Hamilton Beach has communicated its conflict minerals policy to its suppliers and customers. The Company provided its policy to suppliers during the supplier RCOI process. The Company provided its policy to customers that requested conflict minerals information. The Company policy is publicly available on its website. Hamilton Beach also has an internal team tasked with supporting supply chain due diligence. The Company has adopted the EICC-GeSI CFS program as a compliance standard for upstream due diligence. All responses from suppliers and source smelters are recorded and stored. Hamilton Beach has implemented a reasonable country of origin inquiry process. Conflict minerals compliance is included in new commercial contracts and purchase orders issued to suppliers. The Company has developed a program to improve the quality and number of supplier and smelter responses. Hamilton Beach has implemented a company-level grievance mechanism, which includes regular review of the CFS Program smelter certification status pages; and, NACCO Industries and Subsidiaries Code of Corporate Conduct and Corporate Conduct Guidelines contain an internal whistleblower policy that protects individuals reporting issues regarding conflict minerals sourcing.

Step 2	Identify and Assess Risk in the Supply Chain

For upstream due diligence, Hamilton Beach has adopted the processes and protocols of the CFS Program. Conflict minerals “necessary to the functionality of the products” have been identified, the suppliers of those conflict minerals have been identified and smelter data has been collected from them. Responses provided by suppliers have been reviewed for accuracy.

Step 3	Design and Implement a Strategy to Respond to Identified Risks

The Company has implemented a plan to report conflict minerals findings to Hamilton Beach senior management. A process has been adopted to aggregate and update the list of smelters. Furthermore, a process has been adopted to review supplier responses, follow-up with delinquent suppliers and update supplier information. A risk management process has been adopted that manages smelters that cannot provide country of origin information, identifies high-risk smelters, tracks and records compliance information for individual smelters, and communicates these results to the designated member of senior management. The Company requires new suppliers to complete EICC-GeSI declarations as part of becoming an approved supplier to Hamilton Beach.

Step 4	Carry out an Independent 3rd Party Audit of Refiner’s Due Diligence Practices

Hamilton Beach has adopted the risk management and due diligence processes of the CFS Program. The Company accepts the CFS Program’s independent third-party audit process performed on smelters that source from the DRC or surrounding countries. This audit process includes other programs accepted by the CFS Program including the certification processes of the London Bullion Market Association (LBMA), The Responsible Jewellery Council (RJC) and the Tungsten Industry-Conflict Minerals Council (TI-CMC). To be identified as conflict-free, Hamilton Beach requires smelters to be certified as conflict-free by one of these certification processes if they source from the DRC or surrounding regions.

Step 5	Report on Supply Chain Due Diligence

In accordance with the OECD Guidance and the Conflict Minerals Rule, this report is available on the Company’s website http://www.hamiltonbeach.com/social-accountability-policy.html.

Due Diligence Results
Smelters
Of the nine smelters that the Company either identified as sourcing conflict minerals from the DRC or surrounding regions or that the Company had reason to believe may have sourced conflict minerals from the DRC or surrounding regions, seven smelters were certified as conflict-free by the CFS Program and listed on the CFS Program’s website as conflict-free certified.
The remaining two smelters were reviewed against publicly available information to determine whether there was any reason to believe that they directly or indirectly financed or benefited armed groups in any conflict region of the DRC. This investigation included a review the 2013 interim and 2014 final reports to the UN by the UN Group of Experts on the Democratic Republic of the Congo, publications by the Non-Governmental Organizations, the Enough Project and Global Witness, and a general search of the Internet. Neither smelter was identified as directly or indirectly financing or benefiting armed groups in any conflict region of the DRC.
Facility and Mine Information
At the end of the 2013 reporting period, the definition of a smelter was still being discussed by the EICC and member companies; as a result, the final definition of a smelter was not agreed upon for all metals. Potential facilities (smelters) identified to or which the Company had reason to believe source from the DRC or surrounding countries, and were not conflict-free certified, include one tantalum smelter and one tungsten smelter. Both of these smelters are located in China. Both of these smelters are in the process of becoming conflict-free certified.
The mines used by these smelters are not publicly available and were not disclosed by these smelters.
Additional Risk Factors
The statements above are based on the RCOI process and due diligence performed in good faith by Hamilton Beach. These statements are based on the infrastructure and information available at the time. A number of factors could introduce errors or otherwise affect the Company’s declaration. These factors include, but are not limited to, failure to identify all products that contain conflict minerals, two unresponsive suppliers, gaps in supplier and/or smelter data, errors or omissions by suppliers and/or smelters, the definition of a smelter not having been finalized at the end of the 2013 reporting period, gaps in supplier and/or smelter education and knowledge including unfamiliarity with the protocol because this was the first year for SEC disclosures for Section 1502 of Dodd-Frank, timeliness of data, public information not discovered during a reasonable search, errors in public data, language barriers and translation errors, oversights or errors in third-party conflict-free smelter audits, DRC sourced conflict minerals being labeled secondary metals, companies going out of business in 2013, certification programs not equally advanced for all industry segments and metals, and smuggling of DRC conflict minerals to countries beyond the covered countries.
Steps to be taken to mitigate risk

The Company intends to take the following steps to improve its due diligence efforts to further mitigate any risk that the necessary conflict minerals in its products could benefit armed groups in the DRC or adjoining countries:

a.	Include a conflict minerals clause in new or renewed supplier contracts.

b.	Engage with suppliers and direct them to training resources so as to increase the response rate and improve the content of their survey responses.

c.	Engage directly (or indirectly through suppliers) smelters sourcing from the DRC or surrounding regions, encouraging them to become conflict free certified by the CFS Program.

d.	Work with the EICC and relevant trade associations to define and improve best practices and build leverage over the supply chain in accordance with the OECD Guidance.
Part II. Product Description
Hamilton Beach sells small electric household appliances, as well as commercial products for restaurants, bars and hotels.